(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 1-13018

CUSIP NUMBER

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Petro Stopping Centers, L.P.
Full Name of Registrant

Former Name if Applicable

6080 Surety Drive
Address of Principal Executive Office (Street and Number)

El Paso, Texas 79905
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Petro Stopping Centers, L.P. (the “Company”) will be unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 (the “10-Q”) within the prescribed time period without unreasonable effort and expense. The Company expects to file the 10-Q no later than May 23, 2005, the first business day following the fifth calendar day after the statutorily prescribed due date.

The Company requires the additional time to complete the preparation of its consolidated financial statements that will be included in the 10-Q as a result of the matters described in more detail below:

The Company has undertaken a review of its accounting polices and practices related to amortization of leasehold improvements on its operating leases. Historically, the Company’s accounting policy has been to depreciate its leasehold improvements, in some cases, over a period greater than both the initial term of the lease and its option periods, but not longer than the useful life of the asset.

After an analysis of the Company’s records on May 13, 2005, the Company has concluded that it should use the shorter of (1) the initial lease term unless it believes that the penalty for not renewing the lease would be substantial enough that it was “reasonably assured” that the Company would exercise the renewal, or (2) the useful life of the asset. The restatement relates, in part, to the February 7, 2005 letter issued by the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants, which clarified the existing generally accepted accounting principles applicable to leases.

The Company believes that any adjustments necessary will require a restatement of its previously issued financial statements for the three-year period ended December 31, 2004. The Company believes these non-cash adjustments, will have no material impact on the Company’s previously reported cash flows, cash position, revenues, or EBITDA in any period, or on compliance with the covenants under its senior secured credit facilities and Indentures for the 9.0% senior secured notes due 2012.

Although the Company continues to analyze the proper accounting treatment, the Company currently estimates the cumulative effect of the restatement of financial statements through December 31, 2004 will reduce retained earnings by approximately $805,000, reflecting increased accumulated depreciation and depreciation expense. Of the $805,000, $618,000 is anticipated to be reflected in periods prior to December 31, 2001. The Company anticipates that depreciation will be increased (and operating income decreased) by $128,000, $21,000, and $38,000 for the periods ending December 31, 2002, 2003, and 2004, respectively.

These estimates are subject to change as the Company completes its preparation of the restated financial statements. The Company will amend the appropriate filings with the Securities and Exchange Commission to include the restated financial statements for the three-year period ended December 31, 2004. As a result of the restatement, the financial statements contained in the Company’s prior filings with the Securities and Exchange Commission, should no longer be relied upon.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edward Escudero	(915)	774-7389
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The foregoing reflects the Company’s views about the accounting adjustments, its financial condition, performance and other matters that constitute “forward-looking” statements, as such term is defined by the federal securities laws. You can find many of these statements by looking for words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “should,” “continue,” “predict,” “preliminary” and similar words used herein. These forward-looking statements are subject to the safe harbor protection provided by federal securities laws. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. These risks and uncertainties include, but are not limited to, the results and effect of the Company’s review of its accounting practices, any potential SEC inquiry with respect to the potential adjustments or the Company’s accounting practices, the ability of the Company to file its periodic reports, the impact on the Company’s business and the risks detailed from time to time in the Company’s periodic filings under the Securities Exchange Act of 1934. Because the statements are subject to risks and uncertainties, actual developments and results may differ materially from those expressed or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on the statements, which speak only as of the date hereof.

Petro Stopping Centers, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 17, 2005	By	/s/ Edward Escudero
		Name:	Edward Escudero
		Title:	Treasurer and Chief Financial Officer

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